Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of March 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: March 02, 2007

List of materials

Documents attached hereto:


i) Press release announcing: Immersion and Sony Computer Entertainment Conclude
                             Litigation and Enter into Business Agreement



                             Joint Press Release


  Immersion and Sony Computer Entertainment Conclude Litigation and Enter into
                               Business Agreement

SAN JOSE and FOSTER CITY, Calif., March 1, 2007 (BUSINESS WIRE) - Immersion Corporation, (Nasdaq: IMMR), a leading developer and licensor of touch feedback technology, and Sony Computer Entertainment (SCE) today announced the companies have agreed to conclude their patent litigation at the U.S. Court of Appeals for the Federal Circuit and have entered into a new business agreement to explore the inclusion of Immersion technology in PlayStation format products.

"We are pleased to have put this litigation behind us," said Immersion CEO Victor Viegas. "Our new business agreement with Sony Computer Entertainment is specifically intended to enable advanced vibration capability for the benefit of the PlayStation gaming community. We are happy to provide our technology in this regard and hope to make technical proposals very soon with respect to use of our technology in the PlayStation products."

Immersion will receive the amount of the judgment entered by the District Court, which includes damages, pre-judgment interest, costs, and interest, in addition to retaining compulsory license fees ordered by the District Court which were already paid. Terms of the business agreement between the parties provide SCE with certain new rights with respect to Immersion's patent portfolio. Additional financial terms are not being disclosed. The conclusion of this litigation and the agreement will have no material impact on Sony's consolidated earnings forecast announced on January 30, 2007.

"We look forward to exploring with Immersion exciting new ways to bring the largest and best range of gameplay experiences to our customers," said Kazuo Hirai, President and Group Chief Operating Officer, Sony Computer Entertainment Inc. "We are very excited about our new partnership with Immersion and the potential for new and innovative products incorporating their technologies."

About Immersion (www.immersion.com)
Founded in 1993, Immersion Corporation is a recognized leader in developing, licensing, and marketing digital touch technology and products. Using Immersion's advanced touch feedback technology, electronic user interfaces can be made more productive, compelling, entertaining, or safer. Immersion's technology is deployed across automotive, entertainment, industrial controls, medical training, mobility, and three-dimensional simulation markets. Immersion's patent portfolio includes over 600 issued or pending patents in the U.S. and other countries.


About SCEA

Sony Computer Entertainment America Inc. continues to redefine the entertainment lifestyle with its PlayStation(R) and PS one(TM) game console, the PlayStation(R)2 and PLAYSTATION(R)3 computer entertainment systems and the PSP(R) (PlayStation (R)Portable) system.

Recognized as the undisputed industry leader, Sony Computer Entertainment America Inc. markets the PlayStation family of products and develops, publishes, markets and distributes software for the PS one game console, the PlayStation 2 and PLAYSTATION 3 computer entertainment systems and the PSP system for the North American market. Based in Foster City, Calif. Sony Computer Entertainment America Inc. serves as headquarters for all North American operations and is a wholly owned subsidiary of Sony Computer Entertainment Inc.


About SCEI

Recognized as the global leader and company responsible for the progression of consumer-based computer entertainment, Sony Computer Entertainment Inc. (SCEI) manufacturers, distributes and markets the PlayStation(R) game console, the PlayStation(R)2 computer entertainment system, the PSP(R) (PlayStation(R) Portable) handheld entertainment system and the PLAYSTATION(R)3 (PS3(TM)) system. PlayStation has revolutionized home entertainment by introducing advanced 3D graphic processing, and PlayStation 2 further enhances the PlayStation legacy as the core of home networked entertainment. PSP is a new handheld entertainment system that allows users to enjoy 3D games, with high-quality full-motion video, and high-fidelity stereo audio. PS3 is an advanced computer system, incorporating the state-of-the-art Cell processor with super computer like power. SCEI, along with its subsidiary divisions Sony Computer Entertainment America Inc., Sony Computer Entertainment Europe Ltd., and Sony Computer Entertainment Korea Inc. develops, publishes, markets and distributes software, and manages the third party licensing programs for these platforms in the respective markets worldwide. Headquartered in Tokyo, Japan, Sony Computer Entertainment Inc. is an independent business unit of the Sony Group.


Immersion and the Immersion logo are trademarks of Immersion Corporation.

"PlayStation" and "PLAYSTATION" are registered trademarks of Sony Computer Entertainment, Inc.

All other trademarks are the property of their respective owners.



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